EXHIBIT 99.1

Neptune Obtains a Third U.S. Patent on Phospholipid Compositions, Further Bolstering Neptune's Request for an ITC Investigation

LAVAL, Quebec, Feb. 26, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) announces that the U.S. Patent & Trademark Office (the "USPTO") has granted to Neptune a new continuation patent, U.S. Patent 8,383,675 (the "'675 Patent"). This new patent claims the benefit of prior Neptune U.S. Patent Nos. 8,030,348 and 8,278,351. The '675 Patent contains a single claim directed to a capsule comprising an Antarctic krill oil extract comprising a phospholipid suitable for human consumption. This claim covers most, if not all, krill oil products presently sold in the U.S. market, as well as the pharmaceutical concentrates of Neptune's subsidiaries Acasti Pharma and NeuroBioPharm.

Henri Harland, President and CEO of Neptune, commented: "This is not "just another patent for Neptune." It is part of Neptune's IP strategy, and it reinforces Neptune's continual effort to build its patent portfolio and defend its rights. Neptune's recent filing of a complaint with the United States International Trade Commission (the "ITC"), as well as the issuance of this third composition patent in the United States, are part of Neptune's well thought and ongoing IP action plan."

"We are well aware that infringers will claim that the '675 Patent is invalid. They may file requests for re-examination and use other administrative means available to slow down the process. But, the fact remains: our patents are valid and infringed. Neptune has always been forthright with the USPTO. As in all of our other patent application files, we provided to the USPTO during the prosecution of the '675 Patent all relevant documents and record evidence from every re-examination and opposition proceeding filed worldwide. Regardless of what our competitors claim, the USPTO, after thorough examinations, continues to grant patents to Neptune," added Mr. Harland.

Neptune intends to file an amended complaint in the ITC to add allegations of infringement of the '675 Patent against all of the proposed respondents, including Aker BioMarine, Enzymotec and Rimfrost USA. Accordingly, Neptune has requested and been granted by the ITC a postponement of the deadline by which the ITC will decide whether to institute an investigation.

"The addition of the '675 Patent to the complaint will further strengthen Neptune's position before the ITC," said Benoit Huart, General Counsel of Neptune. "All of the proposed respondents will be facing an action for infringement of two (2) patents that read directly on their krill oil products. The amendment of Neptune's complaint may delay the institution of the investigation before the ITC by a few weeks, but we are adding a new patent granted by the USPTO after a thorough review of all prior art submitted by Aker in re-examination proceedings directed at related Neptune patents. We are confident that Neptune will prevail before the ITC," he concluded.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune has a patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Asian neutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma and NeuroBioPharm, in which Neptune respectively holds 57% and 99% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its amended and restated annual information form dated September 11, 2012, in its press release announcing an action plan to resume operations and supply customers dated November 26, 2012 and in its other public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com